REPORT OF INDEPENDENT DIRECTORS

1. Basic Information

Company Name	Honda Motor Co., Ltd.		Securities Code Number	7267
Submission Date	5/29/2023	Date of Change of Position (scheduled date)	2023/6/21	
Reason for Submission of Report of Independent Directors/Corporate Auditors	To discuss the relevant agenda of electing outside directors at an Ordinary General Meeting of Shareholders.			
	☑ The Company has selected all persons who are qualified to become independent			

2. Matters related to Independence of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors

No.	Name	Outside Director/ Outside Corporate Auditor	Independent Director/ Corporate Auditor	Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)													Details of Change of Position	Consent of the Said Person
				a	b	c	d	e	f	g	h	i	j	k	l	Not Applicable		
1	Kunihiko Sakai	Outside Director	Yes													Yes	revised	Yes
2	Fumiya Kokubu	Outside Director	Yes										△				revised	Yes
3	Yoichiro Ogawa	Outside Director	Yes										△				revised	Yes
4	Kazuhiro Higashi	Outside Director	Yes										△	△			revised	Yes
5	Ryoko Nagata	Outside Director	Yes													Yes	revised	Yes

3. Explanation of the Attributes of the Independent Directors/Corporate Auditors and the Reasons for the Appointment

No.	Explanation of the Applicability of Attributes (*4)	Reasons for the Appointment of the Independent Director/Auditor (*5)
1		Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor and a lawyer, including posts of Superintending Prosecutor at High Public Prosecutors' Offices from July 2014 to March 2017. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Mr. Kunihiko Sakai to contribute to strengthening the supervisory function of the Company's management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors, as well as strengthening the audit function, as a member of the Nominating Committee and the Audit Committee. There are not any personal relationship, business relationship etc. which apply to the matters described in the "Criteria for Independence of Outside Directors" between the Company and Mr. Kunihiko Sakai. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.
2	Marubeni Corporation, where Mr. Fumiya Kokubu currently holds the position of Chairman of the Board, the Company and their respective principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, and Mr. Fumiya Kokubu fulfills the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors."	Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from April 2013, and has abundant experience and deep insight regarding corporate management. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Mr. Fumiya Kokubu to contribute to strengthening the supervisory function of the Company's management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the remuneration of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a Member of the Compensation Committee. There are not any personal relationship, business relationship etc. which apply to the matters described in the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors" between the Company and Mr. Fumiya Kokubu, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.

3	Mr. Yoichiro Ogawa formerly belonged to Deloitte Tohmatsu Group, which has business relationships with the Company and its principal consolidated subsidiaries. However, he has no relationship with the group since October 2018. Mr. Yoichiro Ogawa therefore fulfills the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors." The amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party.	Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist having served as a Certified Public Accountant for many years, including posts of CEO of Deloitte Tohmatsu Group from July 2015 to May 2018. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Mr. Yoichiro Ogawa to contribute to strengthening the supervisory function of the Company's management. He is also expected to fulfill a role in strengthening the audit function, as well as strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Audit Committee and a Member of the Compensation Committee. There are not any personal relationship, business relationship etc. which apply to the matters described in the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors" between the Company and Mr. Yoichiro Ogawa, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.
4	The aggregate amount of the Company Group's annual borrowings from Resona Holdings, Inc. and its subsidiaries, where Mr. Kazuhiro Higashi held the position of Chairman and Director until June 2022, is less than 1% of the amount of consolidated total assets of either of the two companies. Accordingly, Mr. Kazuhiro Higashi fulfills the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors." Mr. Fumihiko Ike, who was Chairman and Representative Director of the Company, is an outside director of Resona Holdings, Inc. from June 2021. However, Mr. Fumihiko Ike retired as Chairman and Representative Director of the Company in June 2016 and has not been involved in management or business execution of the Company since then.	Mr. Kazuhiro Higashi held positions of President and Chairman of Resona Holdings, Inc. from April 2013 to June 2022, and has abundant experience and deep insight regarding corporate management. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Mr. Kazuhiro Higashi to contribute to strengthening the supervisory function of the Company's management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of determining the remuneration of Directors and Executive Officers and the process of selecting candidates for Directors, as the Chairperson of the Compensation Committee and a Member of the Nominating Committee. There are not any personal relationship, business relationship etc. which apply to the matters described in the "Honda Motor Co., Ltd. Criteria for Independence of Outside Directors" between the Company and Mr. Kazuhiro Higashi, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.
5		Ms. Ryoko Nagata held positions of Executive Officer and Audit & Supervisory Board Member of Japan Tobacco Inc. from June 2008 to March 2023, and has abundant experience and deep insight regarding corporate management and audit. The Company appoints her as a Director because she is an exceptional person with both superior character and insight, in order for her to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint. The Company expects Ms. Ryoko Nagata to contribute to strengthening the supervisory function of the Company's management. She is also expected to fulfill a role in strengthening the audit function, as a Member of the Audit Committee. There are not any personal relationship, business relationship etc. which apply to the matters described in the "Criteria for Independence of Outside Directors" between the Company and Ms. Ryoko Nagata. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly she is specified as an independent director.

4. Supplemental Explanation

The Company has established its "Criteria for Independence of Outside Directors" as follows.

<Honda Motor Co., Ltd. Criteria for Independence of Outside Directors>
The Company's board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1. He/She is not, and has never been, any of the following during the last year:

   1) a person who executes the business (*1) of a large shareholder (*2) of the Company;

   2) a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

   3) a person who executes the business of a major lender (*4) of the Company Group;

   4) a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

   5) a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business

2. No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

Established on May 15, 2015
Partly amended on June 15, 2017
Partly amended on February 9, 2021

Notes

*1 A "person who executes the business" means an executive director, an executive officer, or an important employee including operating officer.

*2 A "large shareholder" means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*3 A "major customer" means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4 A "major lender" means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5 A person receives a "large amount" if he/she receives consideration from the Company in excess of 10 million yen per year.

*6 A "family member or close relative" means a spouse or first or second degree relative of an outside director.

‣ 1   If, among the outside directors/outside corporate auditors, all of them who satisfy the qualifications which are required to become an independent director/corporate auditor are notified as

‣ 2   Matters to check regarding Attributes of the Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors:

a. person who executes business of the listed company or its subsidiary;

b. directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are appointed as independent corporate auditors);

c. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d. corporate auditors of a parent company of the listed company (where outside corporate auditors are appointed as independent corporate auditors);

e. person who executes business of a fellow subsidiary of the listed company;

f. party for which the listed company is a major customer or a person who executes its business;

g. listed company's major customer or a person who executes its business;

h. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/corporate auditorship from the listed company;

i. listed company's major shareholder (where the said major shareholder is a company, a person who executes its business);

j. person who executes the business of a customer of the listed company (where any of items f, g, and h do not apply to such customer) (this item only applies to the independent directors/corporate auditors himself/herself)

k. person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the independent directors/corporate auditors himself/herself)

l. person who executes the business of an entity to whom the listed company makes donations (this item only applies to the independent directors/corporate auditors himself/herself)

Please note that expressions used in each of items a to l above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

‣ 3   If any of the items above apply to the independent directors/corporate auditors himself/herself "now or recently," please mark with a "○" and, if any of the items above applied to the independent directors/corporate auditors himself/herself in the "past," please mark with a "△."

If any of the items above apply to a family member or a close relative "now or recently," please mark with a "●" and, if any of the items above applied to any of them in the "past," please mark

‣ 4   If any of the items a to l above apply, please provide an explanation (summary).

‣ 5   Please write down the reasons for appointing the independent director/corporate auditor.